[Ropes & Gray LLP Letterhead]

Exhibit (11)

May 1, 2007

Putnam U.S. Government Income Trust
One Post Office Square
Boston, Massachusetts 02109

Ladies and Gentlemen:

We have acted as counsel to Putnam U.S. Government Income Trust (“U.S. Government Income Trust”) in connection with the Registration Statement of U.S. Government Income Trust on Form N-14 (the “Registration Statement”), under the Securities Act of 1933, as amended, relating to the proposed combination of U.S. Government Income Trust with Putnam Limited Duration Government Income Fund (“Limited Duration Government Income Fund”) and the issuance of shares of U.S. Government Income Trust in connection therewith (the “Shares”), all in accordance with the terms of the Agreement and Plan of Merger between U.S. Government Income Trust and Limited Duration Government Income Fund (the “Agreement”).

We have examined U.S. Government Income Trust’s Agreement and Declaration of Trust on file in the office of the Secretary of The Commonwealth of Massachusetts, as well as U.S. Government Income Trust’s Bylaws, as amended, and are familiar with the actions taken by the Trustees in connection with the issuance and sale of the Shares. We have also examined such other documents and records, including certificates of fund officers, as we have deemed necessary for the purposes of this opinion.

Based upon the foregoing, we are of the opinion that:

1. U.S. Government Income Trust is a duly organized and validly existing unincorporated association under the laws of The Commonwealth of Massachusetts and is authorized to issue an unlimited number of its shares of beneficial interest.

2. The Shares have been duly authorized and, when issued in accordance with the Agreement, will be validly issued, fully paid, and nonassessable by U.S. Government Income Trust.

The foregoing opinions are limited to matters arising under the laws of The Commonwealth of Massachusetts.

U.S. Government Income Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for U.S. Government Income Trust’s obligations. However, U.S. Government Income Trust’s Agreement and Declaration of Trust disclaims shareholder liability for its acts or obligations and requires that notice of such disclaimer be given in each note, bond, contract, instrument, certificate, or undertaking entered into or executed by U.S. Government Income Trust or its Trustees. The Agreement and Declaration of Trust provides for indemnification out of the property of U.S. Government Income Trust for all loss and expense of any shareholder held personally liable solely by reason of his being or having been a shareholder. Thus, the risk that a shareholder may incur financial loss on account of being a shareholder of U.S. Government Income Trust is limited to circumstances in which U.S. Government Income Trust itself would be unable to meet its obligations.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to Ropes & Gray LLP in the statement of additional information constituting a part thereof.

Very truly yours,

/s/ Ropes & Gray LLP
Ropes & Gray LLP